Tallgrass Energy GP, LP

Tallgrass Energy Partners, LP

4200 W. 115th Street, Suite 350

Leawood, KS 66211-2609

Phone: 913.928.6060

September 25, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:

Tallgrass Energy Partners, LP
Form 10-K for the Fiscal Year December 31, 2016
Filed February 15, 2017
File No. 001-35917

Tallgrass Energy GP, LP
Form 10-K for the Fiscal Year December 31, 2016
Filed February 15, 2017
File No. 001-37365

Ladies and Gentleman:

Set forth below are the responses of Tallgrass Energy Partners, LP (“TEP”) and Tallgrass Energy GP, LP (“TEGP” and together with TEP, the “Partnerships”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 20, 2017, with respect to the above-captioned filings. “We,” “us,” “our” and similar terms refer to TEP and/or TEGP (and our respective subsidiaries), as designated by the subheadings herein or as the context requires.

For your convenience, we have repeated in bold type the comment and request for additional information exactly as set forth in the comment letter. TEP’s or TEGP’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements

Note 11. Long-term Debt, page 109

1.	We note your disclosure that the Indenture for the $400 million aggregate principal amount of 5.50% senior unsecured notes due 2024 issued on September 1, 2016 and the additional $350 million aggregate principal amount of such senior notes issued on May 16, 2017 restricts your ability to pay distributions and restricts distributions, loans or other asset transfers from your restricted subsidiaries. Please tell us how you considered whether the disclosure requirements of Rule 4-08(e) of Regulation S-X and Rule 5-04, Schedule I are applicable. Please also tell us how you considered these disclosure requirements for TEGP.

Response:

The Indenture for the 5.50% senior unsecured notes due 2024 (the “2024 Notes”) contains certain covenants that TEP considers customary and typical for similarly situated issuers. In certain circumstances, TEP’s ability to make cash distributions could be restricted if TEP was not in compliance with the covenants under the 2024 Notes. As discussed in Note 11 on page 109 of TEP’s Form 10-K for the Fiscal Year ended December 31, 2016, TEP was in compliance with the covenants under the 2024 Notes as of December 31, 2016. As a result, there were no restrictions on TEP’s ability to pay cash distributions. Additionally, at December 31, 2016, TEP did not have any restricted net assets of consolidated and unconsolidated subsidiaries or undistributed earnings of 50% or less owned persons accounted for by the equity method.

We also considered potential restrictions, including the restrictions in the 2024 Notes, in connection with TEGP’s Form 10-K for the Fiscal Year ended December 31, 2016, and similarly concluded that, as of December 31, 2016, there were no restricted net assets of consolidated and unconsolidated subsidiaries because there were no restrictions on TEP’s ability to pay cash distributions. Additionally, at December 31, 2016, TEGP did not have any undistributed earnings of 50% or less owned persons accounted for by the equity method.

Based on these considerations, the Partnerships determined that disclosures under Rule 4-08(e) of Regulation S-X, and corresponding financial information prescribed by Rule 5-04, Schedule I of Regulation S-X, were not required. TEP and TEGP will continue to monitor the amount of any potential restrictions on the payment of dividends or other distributions and the amount of any undistributed earnings of 50% or less owned persons and evaluate whether disclosures are required in future filings under Rule 4-08(e) and Rule 5-04, Schedule I of Regulation S-X based on the facts and circumstances in effect at the date of such filings.

In connection with responding to the Staff’s comments, the Partnerships acknowledge that:

•	the Partnerships are responsible for the adequacy and accuracy of the disclosure in its filings,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Partnerships may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Very truly yours,

TALLGRASS ENERGY PARTNERS, LP

By: Tallgrass MLP GP, LLC, its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President, Chief Financial Officer

TALLGRASS ENERGY GP, LP

By: TEGP Management, its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle
Executive Vice President, Chief Financial Officer

cc:	Mollie Duckworth, Baker Botts L.L.P.
Christopher R. Jones, Vice President, General Counsel and Secretary

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